July 6, 2005

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.

      Re: Getting Ready Corporation

Dear Ms. Grant:

      The Company hereby acknowledges that:

      (i) we are responsible for the adequacy and accuracy of the disclosure in the filing;

      (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                               GETTING READY CORPORATION

                                               By: \s\Sheldon R. Rose, CEO
                                                   -----------------------
                                                      Sheldon R. Rose, CEO